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                         COASTAL COMMUNITY GROUP, INC.
                                255 Palm Avenue
                           Miami Beach, Florida 33139
                                 (305) 333-0055



                                November 8, 1999


Barry McCarty, Senior Counsel
U.S. Securities and Exchange Commission
Mail Stop 20549-0408
Washington, D.C. 20549


     RE: REQUEST FOR WITHDRAWAL OF COASTAL COMMUNITY GROUP, INC.'S
         REGISTRATION STATEMENT ON FORM SB-2
         FILE NO. 333-75033

Dear Mr. McCarty

     Coastal Community Group, Inc. filed with the U.S. Securities and Exchange Commission a registration statement on Form SB-2 which was declared effective on August 25, 1999.

     Coastal Community Bank has withdrawn its regulatory application seeking state approval to operate a banking institution. Coastal Community Bank will be obliged to re-apply with the State of Florida and would not likely receive approval prior to the expiration of the offering.

     Nine subscriptions for shares offered have been received as of this date. Pursuant to the terms of the Escrow Agreement and the Prospectus, the Escrow Agent has been instructed to RETURN ALL SUBSCRIPTION FUNDS TO THE SUBSCRIBERS. No shares of the stock have been sold.

     As such, this letter will serve as Coastal's formal request to withdraw its Form SB-2. We understand that upon receiving the Company's request for withdrawal of its SB-2, an order of withdrawal will be prepared by the staff and would greatly appreciate receiving a copy upon completion.

     If there is anything further that is required in order to effect the withdrawal please contact Richard J. Bischoff, Esq. at (305) 357-8458.



                                                   Very truly yours,



                                                   /s/ Hans C. Mueller
                                                   ----------------------------
                                                   Hans C. Mueller
                                                   Chairman, President and
                                                   Chief Executive Officer
                                                   Attorney-In-Fact and
                                                   Appointed Agent on Form SB-2

cc: Mary Cascio
    Gabriell Malits
    John Sneigon
    Richard J. Bischoff, Esq.
    Robert Arenholz, Esq.
    Mark J. Scheer, Esq.